Exhibit 99.1

Sebastián Martí
Ternium - Investor Relations
+1  (866) 890 0443
+54 (11) 4018 2389
www.ternium.com

Ternium Restates Carrying Value of Usiminas Investment

Luxembourg, May 18, 2015 – Ternium S.A. (the “Company”) (NYSE: TX) has revised its value in use calculation for its investment in Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”) and will restate its financial statements to reduce  the carrying amount of the Usiminas investment to USD561.8 million as of September 30, 2014.  As a result of this restatement, the financial statements at December 31, 2014 and March 31, 2015 will also be restated to reflect the lower carrying value of the Usiminas investment.   Ternium’s cash flows are not affected.

These actions follow the conclusion of previously disclosed discussions with the Staff of the U.S. Securities and Exchange Commission regarding Staff comments relating to the carrying value of the Company’s investment in Usiminas under IFRS as of September 30, 2014 and subsequent periods.  The Staff had requested information regarding Ternium’s value in use calculations and the differences between the value in use carrying amounts and certain fair value indicators, including in particular the purchase price of BRL12 (approximately USD4.8) per share which the Company paid in October 2014 for the acquisition of 51.4 million additional Usiminas ordinary shares from Caixa de Previdência dos Funcionários do Banco do Brazil – PREVI (“PREVI”).  In connection with these discussions, the Company revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014 in light of the Staff’s comment that the PREVI transaction price provided objective evidence of the value of the Usiminas investment. The restated carrying value as of September 30, 2014 has been revised to reflect a per share value equal to the PREVI transaction price.

The expected impact of this restatement on the Company’s previously issued financial statements will be as follows:

Consolidated Income Statement

(all amounts in millions of U.S. dollars, unless otherwise stated)	Nine-months period ended September 30, 2014			Year ended December 31, 2014			Three-months period ended March 31, 2015
	Issued	Adj.	Restated	Issued	Adj.	Restated	Issued	Adj.	Restated

Equity in (losses) earnings of non-consolidated companies	(6.7)	(739.8)	(746.5)	(34.2)	(717.6)	(751.8)	(132.7)	123.2	(9.5)
(Loss) Profit for the period	528.7	(704.3)	(175.6)	588.8	(693.0)	(104.2)	(22.2)	118.0	95.8
Attributable to owners of the parent	390.8	(642.6)	(251.8)	452.4	(651.2)	(198.8)	(42.8)	111.2	68.5
Earnings (loss) per share (U.S. dollars per share)	0.20	(0.33)	(0.13)	0.23	(0.33)	(0.10)	(0.02)	0.06	0.03

Consolidated Statement of Comprehensive Income

(all amounts in millions of U.S. dollars)	Year ended December 31, 2014			Three-months period ended March 31, 2015
	Issued	Adj.	Restated	Issued	Adj.	Restated

Currency translation adjustment from participation in non-consolidated companies	(189.0)	69.2	(119.8)	(236.8)	110.1	(126.7)
Other comprehensive loss for the period, net of tax	(487.5)	69.2	(418.3)	(277.5)	110.1	(167.4)

Total comprehensive (loss) income for the period	101.3	(623.8)	(522.5)	(299.7)	228.1	(71.6)

Attributable to owners of the parent	92.2	(587.8)	(495.6)	(287.9)	213.6	(74.3)

Consolidated Statement of Financial Position

(all amounts in millions of U.S. dollars)	As of September 30, 2014			As of December 31, 2014			As of March 31, 2015
	Issued	Adj.	Restated	Issued	Adj.	Restated	Issued	Adj.	Restated

ASSETS
Investments in non-consolidated companies	1,308.3	(739.8)	568.6	1,396.6	(648.4)	748.2	1,025.8	(415.1)	610.7
Total Assets	10,500.4	(739.8)	9,760.7	10,254.5	(648.4)	9,606.2	9,860.2	(415.1)	9,445.1

EQUITY
Capital and reserves attributable to the owners of the parent	5,373.1	(642.6)	4,730.5	5,285.0	(587.8)	4,697.2	4,997.1	(374.2)	4,622.9
Total Equity	6,367.5	(704.3)	5,663.3	6,258.5	(623.8)	5,634.7	5,958.4	(395.7)	5,562.7

This revision of the carrying value of the Usiminas investment for accounting purposes does not change the Company’s view of the strategic value of Usiminas.

The following chart shows the Company’s carrying values of the Usiminas investment on a per-share basis, compared to the book value resulting from Usiminas’ financial statements under IFRS and the quoted market price of the Usiminas ordinary shares, at each of September 30 and December 31, 2014, and March 31, 2015:

	Amounts in USD per share
	Ternium issued carrying value	Ternium restated carrying value	Usiminas book value	Quoted market value

September 30,2014	11.3	4.9	7.0	2.7
December 31,2014	8.4	4.5	6.4	4.6
March 31, 2015	6.1	3.6	5.2	6.7

The Company will file its Annual Report on Form 20-F for the year ended December 31, 2014 as soon as practicable upon the issuance of the restated financial statements and the completion of the audit of such  financial statements by its registered public accounting firm, PricewaterhouseCoopers, Société Cooperative. The Company also expects that its revision of the carrying value of the Usiminas investment will be treated as a material weakness in its internal control over financial reporting. It is currently expected that the filing of the Form 20-F will occur on or before June 1, 2015.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.